UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The TriZetto Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

449934108

(CUSIP Number)

General Counsel

IMS Health Incorporated

1499 Post Road

Fairfield, Connecticut 06824

(203) 319-4700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 21, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449934108
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IMS Health Incorporated; I.R.S. Identification No. 06-1506026
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.                                   Security and Issuer.

                        This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D with respect to the common stock of The TriZetto Group, Inc. (“TriZetto”) filed by IMS Health Incorporated, a Delaware corporation (“IMS”), on April 7, 2000 and amended and supplemented by IMS on May 19, 2000, October 2, 2000 and December 7, 2004 (as amended and supplemented prior to this Amendment No. 4, the “Original Filing” and as amended and supplemented by this Amendment No. 4, this “Statement”).

The address of the principal executive office of TriZetto is: The TriZetto Group, Inc., 567 San Nicolas Drive, Suite 360, Newport Beach, California 92660.  This Statement relates to the common stock, par value $0.001 per share, of TriZetto (the “TriZetto Common Stock”).

Item 4.                                   Purpose of Transaction.

                                Item 4 of the Original Filing is hereby amended by adding the following after the final paragraph thereof:

                                On December 21, 2004, pursuant to a share purchase agreement, dated as of the same date, by and between IMS and TriZetto (the “Share Purchase Agreement”), which is attached as Exhibit F hereto and incorporated herein by reference in response to this Item 4, TriZetto exercised its right to purchase all of the 12,142,857 shares of TriZetto Common Stock owned by IMS for an aggregate consideration of $81,964,284.00, paid as follows:  $44,550,000.00 in cash and $37,414,284.00 in the form of a promissory note due January 21, 2005.   As a result, IMS no longer beneficially owns any TriZetto Common Stock.

                                The foregoing description of the Share Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the text of such agreement. A copy of the Share Purchase Agreement is attached hereto as Exhibit F and incorporated by reference into this Item 4.

Item 5.                                   Interests in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) - (b)   None.  Following the consummation the transactions described in Item 4 above, IMS does not beneficially own any shares of TriZetto Common Stock.

David M. Thomas, Chairman and Chief Executive Officer of IMS, beneficially owns options exercisable within 60 days for 18,375 shares of TriZetto

Common Stock that he received in his capacity as a director of TriZetto.  IMS disclaims beneficial ownership of the shares of TriZetto Common Stock beneficially owned by Mr. Thomas.

Except as set forth in this Item 5, none of IMS or, to the best of IMS’s knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares of TriZetto Common Stock.

(c)       On December 21, 2004, pursuant to the Share Purchase Agreement, IMS sold all of the 12,142,857 shares of TriZetto Common Stock owned by it to TriZetto for an aggregate consideration of $ 81,964,284.00, or approximately $6.75 per share.

(d)       Not applicable.

(e)       On December 21, 2004, IMS ceased to be the beneficial owner of any TriZetto Common Stock.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                                See the description of the Share Purchase Agreement in Item 4, which is hereby incorporated herein by reference in response to Item 6.

Item 7.                                   Material to be Filed as Exhibits.

Exhibit A                                                                                    Directors and Executive Officers of IMS Health Incorporated (previously filed as Exhibit A to IMS’s Amendment No. 3 to Schedule 13D, filed on October 7, 2004 and incorporated herein by reference).

Exhibit B                                                                                      Agreement and Plan of Reorganization, dated as of May 16, 2000, by and among The TriZetto Group, Inc., Elbejay Acquisition Corp., IMS Health Incorporated, and ERISCO Managed Care Technologies (previously filed as Exhibit 2.1 to IMS’s Current Report on Form 8-K, filed on May 17, 2000 and incorporated herein by reference).

Exhibit C                                                                                      Stockholder Agreement, dated as of October 2, 2000, by and between The TriZetto Group, Inc. and IMS Health Incorporated (previously filed as Exhibit C to IMS’s Amendment No. 2 to Schedule 13D, filed on October 2, 2000 and incorporated herein by reference).

Exhibit D                                                                                     Registration Rights Agreement, dated as of October 2, 2000, by and between The TriZetto Group, Inc. and IMS Health Incorporated (previously filed as Exhibit D to IMS’s Amendment No. 2 to Schedule 13D, filed on October 2, 2000 and incorporated herein by reference).

Exhibit E                                                                                       Right of First Refusal Notice, dated as of December 3, 2004, from IMS Health Incorporated to The TriZetto Group, Inc. (previously filed as Exhibit E to IMS’s Amendment No. 3 to Schedule 13D, filed on October 7, 2004 and incorporated herein by reference).

Exhibit F                                                                                       Share Purchase Agreement, dated as of December 21, 2004, by and between IMS Health Incorporated and The TriZetto Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

IMS HEALTH INCORPORATED

Date: December 22, 2004

By	/s/ Robert H. Steinfeld
	Name:	Robert H. Steinfeld
	Title:	Senior Vice President, General Counsel and Corporate Secretary